SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                          London Pacific Group Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        ORDINARY SHARES, par value $0.05
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   000000000
--------------------------------------------------------------------------------
                                  CUSIP Number

                              Mr. Arthur I. Trueger
                           650 California, Suite 2800
                         San Francisco California 94108
                                 (415) 249-0450

                                 with a copy to:

                             Victor A. Hebert, Esq.
                         Heller Ehrman White & McAuliffe
                                 333 Bush Street
                         San Francisco, California 94104
                                 (415) 772-6136
--------------------------------------------------------------------------------
                       (Name, address and telephone number
           of person authorized to receive notices and communications)

                                   May 3, 2000
                          (Date of Event which requires
                            filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

                         (Continued on following pages)

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1) NAMES OF REPORTING PERSONS
Arthur I. Trueger

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2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
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3) SEC USE ONLY

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4) SOURCE OF FUNDS

OO
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5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------

6) CITIZENSHIP OR PLACE OF ORGANIZATION

United States
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NUMBER OF               7) SOLE VOTING POWER

                           24,260,693
SHARES                  ________________________________________________________


BENEFICIALLY


OWNED                   8) SHARED VOTING POWER

                           -0-
BY                      ________________________________________________________


EACH


REPORTING               9) SOLE DISPOSITIVE POWER

                          24,260,693
PERSON                  ________________________________________________________


WITH
                        10)SHARED DISPOSITIVE POWER

                        -0-

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11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    17,260,693 Ordinary Shares of 5 cents each
     7,000,000 Options to purchase Ordinary shares of 5 cents each
   -----------
    24,260,693
   -----------
--------------------------------------------------------------------------------


12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES                                                    / /

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13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.7% (including options)

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14) TYPE OF REPORTING PERSON

    IN
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


     INTRODUCTION Mr. Arthur I. Trueger, a United States citizen, hereby files this Statement on Schedule 13D (the 'Statement') on his own behalf.

         Item 1.  Security and Issuer.
                  -------------------

         The class of equity securities to which this Statement relates is the class of Ordinary Shares, $0.05 par value (the 'Ordinary Shares'), of London Pacific Group Limited. (the 'Issuer'), a corporation incorporated under the laws of Jersey, Channel Islands, the principal executive offices of which are located at Minden House, 6 Minden Place, St. Helier, Jersey JE2 4WQ, Channel Islands.

         Item 2.  Identity and Background.
                  -----------------------

     This Statement is filed by Mr. Arthur I. Trueger, who is referred to herein as a 'Reporting Person.' Mr. Trueger's business addresses are 650 California, Suite 2800, San Francisco, CA 94108 and Minden House, 6 Minden Place, St Helier, Jersey, Channel Islands JE2 4WQ. Mr. Trueger's principal occupation is as the Executive Chairman of the Issuer, London Pacific Group Limited, which is located at the address stated above in Item 1. The Issuer is a financial services company which conducts business in the areas of life insurance and annuities, venture capital management, fund management and financial advisory services.

         During the last five years Mr. Trueger has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


         Item 3.  Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------


     On May 3, 2000, the Issuer filed its first quarterly report on Form 10-Q with the Securities and Exchange Commission (the 'SEC'), because as of March 31, 2000, the Issuer no longer met the definition of the term Foreign Private Issuer provided by Rule 3b-4(c) promulgated under the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and thus became subject to quarterly reporting requirements under Section 13 of the Exchange Act. As of May 3, 2000, Mr. Trueger owned 17,260,693 shares of the Issuer's Ordinary Shares, and held exercisable options to immediately acquire an additional 7,000,000 shares of such Ordinary Shares. These options were granted by the London Pacific Group 1990 Employee Share Option Trust, based on recommendations by the Compensation Committee of the Issuer's Board of Directors. Details of these Options issued to Mr. Trueger are as follows; (i) 1,000,000 of the Issuer's Ordinary Shares granted on February 15, 1991, at a weighted average exercise price of $2.48 per share, (ii) 1,000,000 Ordinary Shares granted on March 27, 1992, at a weighted average exercise price of $2.16 per share, (iii) 1,000,000 Ordinary Shares granted on August 6, 1992, at a weighted average exercise price of $2.16 per share, (iv) 1,000,000 of the Issuer's Ordinary Shares granted on February 23, 1996, at a weighted average exercise price of $4.40 per share, (v) 2,000,000 Ordinary Shares granted on April 28, 1997, at a weighted average exercise price of $5.80 per share, and (vi) 1,000,000 Ordinary Shares granted on April 6, 1999, at a weighted average exercise price of $3.56 per share. Mr. Trueger has not purchased or sold any of the Issuer's Ordinary Shares since 1989, nor has he exercised any of the options. The options described above were granted to Mr. Trueger in consideration for his services as Executive Chairman of the Issuer.

         Item 4.  Purpose Of Transaction.
                  ----------------------

     Mr. Trueger has acquired and currently holds the Ordinary Shares, including those held in the form of immediately exercisable options, for investment purposes. Depending on market and other conditions, Mr. Trueger may continue to hold the Ordinary Shares, acquire additional Ordinary Shares of Common Stock, or dispose of all or a portion of the Ordinary Shares he now owns or may hereafter acquire. Except as set forth herein, Mr. Trueger has no plans or proposals which relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D; it is noted, however, that Mr. Trueger is the Executive Chairman of the Issuer, and serves on its Board of Directors.

         Item 5. Interest in Securities of the Issuer.
                 -------------------------------------

     (a) and (b) The aggregate number of shares and percentage of Ordinary Shares of the Issuer (based upon the representation of the Issuer in its quarterly report on Form 10-Q for the quarter ended March 31, 2000 that it had 64,433,313 Ordinary Shares outstanding as of that date) beneficially owned by Mr. Trueger, as well as the number of Ordinary Shares as to which he is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, and the right to acquire is set forth in the table below and in the Company's Form 20F, Annual Report and in various London Stock Exchange announcements which have been previously filed with the SEC on Form 6-K

Reporting Person    No. of Shares  Percentage   Power to Vote          Power to Dispose
                    Beneficially   of Class       Shared      Sole     Shared      Sole
                    Owned
-----------------   -------------  ----------   --------   ----------- -------- ------------
Arthur I. Trueger   24,260,693     37.7%        -0-        24,260,693  -0-      24,260,693

     Mr. Trueger has the right to acquire 7,000,000 of the of the 24,260,693 Ordinary Shares he beneficially owns pursuant to the options described above in item  3.

         (c) To Mr. Trueger's best knowledge, he has not effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.

         (d) To Mr. Trueger's best knowledge, no persons other than himself have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares of the Issuer that he holds.

         (e)      Not applicable.


         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                  -------------------------------------------------------------


     (a) Employee  Stock  Ownership  Trust..  ------------------------------

     As described above in items 3 and 4, the Issuer's Employee Share Option Trust has granted options to purchase 7,000,000 of the Issuer's Ordinary Shares to Mr. Trueger. These grants were based upon the recommendations of the Compensation Committee of the Issuer's board of directors. A form of option agreement between Mr. Trueger and the issuer is attached as Exhibit 7(1).

         The description of the options contained in this Statement on Schedule 13D is qualified in its entirety by the complete text of the option agreement, a copy of which is attached hereto as Exhibit 7(1).

         Item 7.  Material to be Filed as Exhibits.
                  --------------------------------

Exhibit 7 (1).  Option Agreement

                                                      SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2000

                                            /s/ Arthur I. Trueger
                                                ---------------------
                                                Arthur I. Trueger

List of Exhibits

Exhibit No.                Description
-----------                -----------
7(1)                       Agreement with Respect to Options.